UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NISOURCE INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Shares of 5.650% Series A Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock,

liquidation preference $1,000 per share

(Title of Class of Securities)

65473P AC9 and U65483 AA4

(CUSIP Number of Class of Securities)

Randy G. Hulen

Vice President, Investor Relations and Treasurer

NiSource Inc.

801 East 86th Avenue

Merrillville, Indiana 46410

(877) 647-5990

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a Copy to:

Robert J. Minkus, Esq.

Schiff Hardin LLP

233 S. Wacker Drive, Suite 7100

Chicago, Illinois 60606

(312) 258-5500

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$ 400,000,000	$48,480
(1)

This valuation assumes the exchange of up to 400,000 unregistered shares of our 5.650% Series A Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $1,000 per share for up to 400,000 shares of our 5.650% Series A Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $1,000 per share that have been registered under the Securities Act of 1933.

(2)	Computed in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing

Amount Previously Paid: $48,480	Filing Party: NiSource Inc.
Form or Registration No.: Registration Statement on Form S-4 (No. 333-228790).	Date Filed: December 13, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by NiSource Inc. (“NiSource”), a Delaware corporation. This Schedule TO relates to the offer by NiSource to exchange any and all shares of its 5.650% Series A Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $1,000 per share (“Series A Preferred Stock”), which were issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”; such unregistered shares, the “Old Shares”), for up to 400,000 shares of Series A Preferred Stock that have been registered under the Securities Act (the “New Shares”) upon the terms and subject to the conditions set forth in the prospectus, dated February 1, 2019 (the “Prospectus”) and the related Letter of Transmittal and instructions thereto (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, NiSource has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-228790) (the “Registration Statement”) to register the New Shares offered in exchange for the Old Shares tendered in the Exchange Offer. The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 1.	Summary Term Sheet.

Summary Term Sheet. The information set forth in the section of the Prospectus entitled “Summary—Summary Description of the Exchange Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)

Name and Address. The name of the issuer is NiSource Inc. The principal executive offices of NiSource are located at 801 East 86th Avenue, Merrillville, Indiana 46410. Its telephone number at such office is (877) 647-5990. Reference is made to the information set forth under the heading “Summary—Overview” in the Prospectus, which is incorporated herein by reference.

(b)

Securities. The subject securities are the 5.650% Series A Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $1,000 per share, of NiSource, of which 400,000 shares are issued and outstanding.

(c)

Trading Market and Price. The Old Shares are not listed for trading on any stock exchange or available for quotation on any national quotation system. The following table describes the per share range of high and low over-the-counter sales prices, as reported by TRACE, for the Old Shares by quarter since June 11, 2018, the date of issuance.

	High	Low
June 11 – June 30, 2018	$100.400	$99.388
July 1 – September 30, 2018	$101.230	$99.250
October 1 – December 31, 2018	$99.750	$92.500
January 1 – January 31, 2019	$95.088	$93.000

Item 3.	Identity and Background of Filing Person.

(a)

Name and Address. The filing person is the subject company. Reference is made to the information set forth under the heading “Summary—Overview” in the Prospectus, which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)

Material Terms. Reference is made to the information set forth under the headings “The Exchange Offer,” “Description of the New Shares” and “Material United States Federal Income Tax Considerations” in the Prospectus, which is incorporated herein by reference.

(b)

Purchases. Certain holders of Old Shares, including affiliates of NiSource, are not eligible to participate in the Exchange Offer. Accordingly, no Old Shares owned by any officer, director or other affiliate of NiSource will be exchanged in the Exchange Offer. Reference is made to the information set forth under the headings “Summary—Summary Description of the Exchange Offer—Representations by Tendering Owners,” “Summary—Summary Description of the Exchange Offer—Resales of New Shares,” “The Exchange Offer—Representations by Tendering Owners,” and “The Exchange Offer— Resales of New Shares” in the Prospectus, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)

Agreements Involving the Subject Company’s Securities. Reference is made to the information set forth under the headings “Director Compensation,” “Security Ownership of Certain Beneficial Owners and Management” and “Executive Compensation—Compensation of Executive Officers” (including “2017 Summary Compensation Table,” “2017 Grants of Plan-Based Awards” and “Outstanding Equity Awards at 2017 Fiscal Year-End”) in NiSource’s definitive proxy statement relating to its 2018 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 6, 2018, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)

Purposes. Reference is made to the information under the heading “Summary—Summary Description of the Exchange Offer—Background; Old Shares,” the introductory paragraph under “The Exchange Offer” and “Description of the Registration Rights Agreement” in the Prospectus, which is incorporated herein by reference.

(b)

Use of Securities Acquired. The Old Shares validly tendered (and not validly withdrawn) and accepted by us will be cancelled and will revert to authorized but unissued shares of preferred stock of NiSource.

(c)	Plans. None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. Not applicable.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership. None

(b)	Securities Transactions. None

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. Not applicable

Item 10.	Financial Statements.

(a)

Financial Information. Reference is made to the information under the headings “Where You Can Find More Information” and “Incorporation by Reference” in the Prospectus, which is incorporated herein by reference. The financial information included as Item 8 in NiSource’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and the financial statements included as Part I—Item 1 in NiSource’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, are incorporated herein by reference.

(b)	Pro Forma Information. Not applicable

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c)	Other Material Information. Reference is made to the information set forth in the Prospectus, which is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)	Form of Letter of Transmittal (included as Annex A to the Prospectus filed as Exhibit No. (a)(4)).

(a)(4)	Prospectus, dated February 1, 2019 (incorporated by reference to the prospectus to NiSource’s Registration Statement on Form S-4 (Registration No. 333-228790), filed with the Securities and Exchange Commission pursuant to Securities Act Rule 424(b)(3) on February 1, 2019).

Item 13.	Information required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2019

NISOURCE INC.

By:	/s/ Randy G. Hulen
	Name:	Randy G. Hulen
	Title:	Vice President, Investor Relations and Treasurer